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PROSPECTUS

First Midwest Bancorp, Inc.

Dividend Reinvestment and
Stock Purchase Plan

Purchase First Midwest Bancorp, Inc.
Common Stock without incurring
any trading fees or service charges
through reinvestment of dividends
or by making optional purchases.

Dated August 20, 2001

PROSPECTUS
[logo]	First Midwest Bancorp, Inc. Dividend Reinvestment and Stock Purchase Plan 937,500 Shares Common Stock ($0.01 par value)

With this prospectus, we are offering participation in our Dividend Reinvestment and Stock Purchase Plan to all record holders of our Common Stock. The Plan provides a simple and convenient method of investing in our Common Stock.

Plan Highlights:

  You may participate in the Plan if you currently are a registered owner of shares of our Common Stock.

  You may purchase additional shares of our Common Stock by automatically reinvesting all or a portion of the cash dividends paid on your shares of Common Stock.

  You may purchase additional shares of our Common Stock by making optional purchases of not less than $100 nor more than $5,000 per quarter, whether or not your dividends are being reinvested.

  We pay all trading and service fees for reinvesting dividends and purchasing additional shares of Common Stock through optional cash purchases.

The price to be paid for shares of Common Stock purchased under the Plan will be at the current market price, as provided in the Plan. Shares purchased under the Plan will be either newly issued shares or shares purchased for Plan participants in the open market.

This prospectus relates to 937,500 authorized and unissued shares of First Midwest's Common Stock registered for purchase under the Plan, of which 635,426 shares remain available for purchase as of the date of this prospectus. We are providing this prospectus to present and prospective participants in the Plan. For present participants in the Plan, this prospectus (including the material incorporated by reference) provides more current information concerning First Midwest Bancorp, Inc. and the Plan and is intended to replace the prospectus dated July 9, 1998. It is suggested that this prospectus be retained for future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

The date of this prospectus is August 20, 2001

TABLE OF CONTENTS

About this Prospectus 1 *

Where You Can Find More Information 1 *

First Midwest Bancorp, Inc. 2 *

The Plan 2 *

Purpose 2 *

Advantages to the Stockholders 3 *

Administration 3 *

Eligibility 4 *

Participation by Stockholders 4 *

Reinvestment of Dividends 5 *

Optional Purchase 6 *

Shares Purchased for Participants 7 *

Dividends on Shares Held in the Plan 8 *

Costs 8 *

Reports to Participants 8 *

Certificates for Shares Held Under the Plan 8 *

Safekeeping Services 9 *

Withdrawal of Shares in Plan Accounts 9 *

Termination from Participation in the Plan 9 *

Voting by Participants 11 *

Tax Consequences of Participation 11 *

Backup Withholding 12 *

Other Information 12 *

Common Stock 13 *

Common Stock Price and Dividends 14 *

General 14 *

About this Prospectus

This document is called a prospectus and is part of a registration statement that we filed with the SEC relating to the shares of our Common Stock offered hereby. This prospectus does not include all of the information in the registration statement and provides you with a general description of the securities offered and the Plan. The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us, the Plan and the securities offered. The registration statement can be read at the SEC website or at the SEC offices mentioned under the heading "Where You Can Find More Information".

When acquiring any securities discussed in this prospectus, you should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the securities in any state where the offer is prohibited. You should not assume that the information in this prospectus or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of these documents.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to "we", "us", "our", "First Midwest" or similar references mean First Midwest Bancorp, Inc.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, our SEC filings are available to the public at the SEC's website at http://www.sec.gov. You can also inspect reports, proxy statements and other information about us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C., 20006

The SEC allows us to "incorporate by reference" into this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. In addition, information that we file later with the SEC will automatically update and supersede the information in the prospectus and be incorporated by reference. We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we no longer issue securities under the Plan:
1.	Our Annual Report on Form 10-K for the year ended December 31, 2000.
2.	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001.
3.

Our Current Reports on Form 8-K and Form 8-K/A filed on the following dates: January 19, 2001, February
21, 2001, February 22, 2001, April 18, 2001, April 30, 2001, May 16, 2001, July 9, 2001, July 19, 2001 and August 16, 2001.

4.	The description of our Common Stock and preferred stock purchase rights as set forth in our Registration Statement on Form 8-A, dated February 17, 1989, as amended by subsequently filed reports.

You may request a copy of these filings, excluding any filed exhibits, at no cost by writing or telephoning us at the following address or telephone number:

Corporate Secretary First Midwest Bancorp, Inc. 300 Park Boulevard, Suite 405 Itasca, Illinois 60143 Tel: 630 875-7459

First Midwest Bancorp, Inc.

First Midwest is a Delaware corporation that was incorporated in 1982. On March 31, 1983, First Midwest was formed as a bank holding company through an exchange of Common Stock. With assets of approximately $6 billion, we are Illinois' largest independent, and one of suburban Chicago's overall largest, banking companies. First Midwest provides commercial banking, trust, investment management and related financial services to a broad array of customers through some 70 offices located in more than 40 communities primarily in northern Illinois.

The Plan

The following, in question and answer form, are the provisions of the Plan. Those holders of Common Stock who do not wish to participate in the Plan will continue to receive cash dividends, as declared, in the usual manner.

Purpose

1. What is the purpose of the Plan?

The purpose of the Plan is to provide record owners of First Midwest Common Stock with a convenient and economical way of reinvesting cash dividends and in making optional cash purchases of additional shares of our Common Stock without incurring any trading fees, services charges or similar costs. Shares purchased under the Plan will either be original issue shares acquired from the Company or shares purchased on the open market as described in Question 14, as we determine from time to time. To the extent shares are original issue shares, we will receive additional funds for general corporate purposes, including investments in, or extensions of credit to, our banking and nonbanking subsidiaries. Additionally, we may also use the proceeds for acquisition of banking and certain non-banking assets as allowed by regulation and law. To the extent shares are purchased on the open market, we will not receive any additional funds.

The Plan is designed for long-term investors who wish to invest and build their share ownership over time, and not intended to provide a mechanism for obtaining short-term profits or engaging in other strategies involving rapid turnover of shares or proliferation of accounts. We accordingly reserve the right to refuse to allow participation by otherwise eligible record owners who engage in, or who believe may engage in, practices we deem to be inconsistent with the purposes of the Plan or detrimental to the Plan or other participants.

Advantages to the Stockholders

2. What are the advantages of the Plan?

If you participate in the Plan, you may:

    automatically reinvest dividends on all your full and fractional shares of Common Stock.

    automatically reinvest dividends on any portion of your full and fractional shares of Common Stock while continuing to receive cash dividends on the remaining shares.

    make optional purchases, ranging from a minimum of $100 to a maximum of $5,000 per calendar quarter, in additional shares of Common Stock. You may pay by check or have your payment automatically deducted from your bank account.

    avoid trading fees, service charges or similar costs in connection with purchases under the Plan.

    all dividends on full or fractional shares purchased with either reinvested dividends or with optional purchases will be automatically reinvested under the Plan.

    your funds will be fully invested under the Plan, because the Plan permits fractional shares, as well as full shares, to be credited to the participant's Plan account.

    avoid the need for safekeeping of the stock certificates for shares credited to your account under the Plan.

    sell shares directly through the plan.

Administration

3. Who administers the Plan for participants?

First Midwest appointed Mellon Bank, N.A., with certain administrative support provided by Mellon Investor Services, a registered transfer agent, as the Agent for the participants in the Plan and will administer the Plan, maintain its records, send periodic statements of account to participants and perform other duties relating to the Plan. The Agent also acts as registrar, dividend disbursing, and transfer agent for First Midwest.

In the event that the Agent should resign or otherwise cease to act as agent, we will appoint a new agent to administer the Plan.

4. What if I have questions about the Plan?

Any questions you may have about the Plan, should be made directly to the Agent, through any of the following:

Internet - You can obtain information about your shareholder account and make certain Plan elections and transactions on-line via Investor ServiceDirectSM located at www.melloninvestor.com. To gain access, you will require a password which you may establish when you visit the website.

Telephone - You may direct your inquiries regarding the Plan as well as conduct certain Plan elections and transactions via the Agent's toll-free number at (888) 581-9376.

In Writing - You may write to the Agent at the following addresses:

Written Communications		Overnight Deliveries
Mellon Investor Services P.O. Box 3315 South Hackensack, NJ 07606-3315	or	Mellon Investor Services 85 Challenger Road Overpeck Centre Ridgefield Park, NJ 07660

All correspondence except Optional Cash Purchases should be sent to the above address and include your name, address, daytime phone number, shareholder account number and/or social security number and a reference to First Midwest.

Eligibility

5. Who is eligible to participate in the Plan?

All Common Stock stockholders of record of at least one whole share of Common Stock are eligible to participate in the Plan. If you are a beneficial owner whose shares are registered in a name other than your own (for example, in a broker's "street name", bank or other nominee), you must either make appropriate arrangements for the nominee to participate in the Plan, or become a stockholder of record by having all or a portion of such shares transferred into your own name.

Participation by Stockholders

6. How does an eligible stockholder participate?

Participation in the Plan is entirely voluntary. You may join the Plan at any time by enrolling on-line through Investor ServiceDirectSM (see the response to Question 4 for information on how to access Investor ServiceDirectSM) or by completing the enclosed Authorization Form along with the items required, and returning them to the Agent in the envelope provided. You may obtain an Authorization Form by writing to or calling the Agent as set forth in the response to Question 4.

If your shares of Common Stock are registered in multiple accounts you should complete an Authorization Form for each account. In that case you have the election of signing and returning any or all such Authorization Forms, specifying on each the number of shares on which you wish to continue to receive cash dividends with the balance of shares to be reinvested for each account. Those stockholders who do not elect to participate in the Plan will continue to receive dividends at such times as dividends are paid to all stockholders.

Please note that, if you are presently a participant in the Plan, you need not take any action at this time to continue your participation.

7. What are the Options that the Authorization Form provides?

The Authorization Form allows you to decide the extent to which you want to participate in the Plan through any of the following investment options:

    "Full Dividend Reinvestment" permits you to reinvest dividends on all shares of Common Stock, currently owned or subsequently registered in the your name, in additional shares of Common Stock in accordance with the Plan. This option also permits you to make optional purchases of additional shares in accordance with the Plan.

    "Partial Dividend Reinvestment" permits you to specify the number of shares registered in your name on which you desire to continue to receive cash dividends with the dividends on the balance of shares currently owned or subsequently registered to be reinvested. This option also permits you to make optional purchases of additional shares in accordance with the Plan.

    "Optional Purchases" permits you to make optional purchases of additional shares of Common Stock in accordance with the Plan, whether or not your dividends are being reinvested.

    To deposit certificates of Common Stock with the Agent for safekeeping as explained under the response to Question 21.

Dividends on all shares purchased for your account under the Plan, whether through dividend reinvestment or optional cash payments and all certificates deposited into your Plan account for safekeeping will be reinvested automatically in additional shares of Common Stock.

8. How may a participant change options under the Plan?

You may change participation in the Plan at any time via Investor ServiceDirectSM, by completing a revised Authorization Form and returning it to the Agent, or by submitting a written request to the Agent as set forth in the response to Question 4. Any change notification received after a dividend record date will not be effective until dividends for such record date have been reinvested and the shares credited to your account.

Reinvestment of Dividends

9. When will dividends be reinvested?

First Midwest has historically paid cash dividends on its Common Stock during the months of January, April, July and October. Shares purchased from us with reinvested dividends will be purchased on the "Dividend Investment Date" (the same date as the Dividend Payment Date as fixed by our Board of Directors), while shares purchased on the open market with reinvested dividends will be purchased during the "Dividend Investment Period" (the period during the five business days preceding and the five business days following the Dividend Investment Date). No interest will be paid by First Midwest on dividends awaiting reinvestment.

Any changes in your method of participating in the dividend reinvestment feature of the Plan will become effective as of the next Dividend Investment Date if notice is received by the Agent on or before the record date for the related dividend payment.

Optional Purchase

10. What are the minimum and maximum optional purchase limits, and when can they be made?

Any optional cash payments you wish to make must not be less than $100 per investment nor may your payments aggregate more than $5,000 per calendar quarter. The Agent will return optional purchase payments to the extent that the aggregate optional purchase payments in any calendar quarter exceeds $5,000 or are less than $100. The same optional purchase payment need not be sent for each investment and there is no obligation to use, nor any penalty for not using, the optional purchase feature of the Plan.

11. How does the "Optional Purchase" feature operate?

If you choose to make optional purchase, and not elect the dividend reinvestment option, the Agent will apply any optional purchase payments received from you to the purchase of shares of Common Stock for your account in the Plan and will pay cash dividends on all shares registered in your account. The Agent will also reinvest all future cash dividends on shares in the Plan purchased pursuant to the optional purchase feature of the Plan.

You may make an optional purchase payment when enrolling, whether or not the dividend reinvestment option is selected, by enclosing a check (made payable to Mellon Bank, N.A.) with the Authorization Form or by authorizing an individual automatic deduction from your bank account through Investor ServiceDirectSM. Once you are enrolled in the Plan and wish to make additional optional purchases, you may authorize an individual automatic deduction from your bank account through Investor ServiceDirectSM or you may send a check to the Agent for each purchase. Submit your check with the contribution form on your Plan statement and mail it to the Agent at the address specified on the statement. Or, if you wish to make regular monthly purchases, you may authorize automatic monthly deductions from your bank account. This feature enables you to make ongoing investments in an amount that is comfortable for you, without having to write a check. Funds will be deducted from your account on the 30th day of each month. Additional contribution forms and forms to establish an automatic monthly deduction from a checking or savings account may be obtained by contacting the Agent by any of the methods as set forth in the response to Question 4.

12. When will optional purchase payments received by the Agent be invested and can they be returned to the participant upon request?

Optional purchase payments will be invested monthly. Shares purchased from First Midwest will be purchased on the "Cash Investment Date" and shares purchased on the open market will be purchased during the "Cash Investment Period". The Cash Investment Date will be the Dividend Investment Date in months when dividends are paid by First Midwest and the third business day of the month in months when dividends are not paid. The Cash Investment Period will be during the five business days preceding and the five business days following the Dividend Investment Date or the Cash Investment Date, as applicable. No interest will be paid by First Midwest on optional purchase payments awaiting investment.

Optional purchase payments must be received by the Agent no later than the last business day prior to the Cash Investment Date. Additionally, optional purchase payments will be refunded if a written request for refund is received by the Agent no later than two business days prior to the Cash Investment Date.

Shares Purchased for Participants

13. How many shares of Common Stock will be purchased for participants?

Each participant's account will be credited with the number of shares, including fractions computed to four decimal places, equal to the total amount to be invested from reinvested dividends and optional purchase payments, divided by the applicable purchase price of each share, as determined by Question 15.

14. What is the source of shares purchased under the Plan?

First Midwest has the sole discretion to determine whether shares purchased under the Plan will come from authorized but unissued shares of its Common Stock or from shares purchased on the open market by the Agent. Additionally, shares purchased on the open market will be purchased on such terms, including price and settlement date, as the Agent solely deems appropriate.

15. What will be the price of the shares of Common Stock purchased under the Plan?

If shares are purchased from First Midwest:

    With reinvested dividends - Shares will be purchased at 100% of the average of the high and low prices for the Common Stock as reported by the Nasdaq National Market for the five days on which shares are traded immediately preceding the applicable Dividend Investment Date;

    With optional purchase payments - Shares will be purchased at 100% of the average of the high and low prices for the Common Stock as reported by the Nasdaq National Market for the five days on which shares are traded immediately preceding the applicable Cash Investment Date.

If shares are purchased on the open market:

    With reinvested dividends - Shares will be purchased at 100% of the average cost of all shares purchased during the applicable Dividend Investment Period;

    With optional purchase payments - Shares will be purchased at 100% of the average cost of all shares purchased during the applicable Cash Investment Period.

Dividends on Shares Held in the Plan

16. What is done with dividends paid on shares held in accounts under the Plan?

All dividends paid on full and fractional shares held in the Plan will be automatically reinvested in additional shares of Common Stock under the Plan.

Costs

17. What are the costs to participants in connection with purchases under the Plan?

You will incur no trading fees, service charges or similar costs in connection with purchases under the Plan. All costs of administration of the Plan are paid by First Midwest. However, as described in the response to Question 25, you will incur expenses if you request shares held in your account to be sold.

Reports to Participants

18. How will participants be advised of their purchase of stock?

As soon as practicable after each purchase you will receive a statement of your account advising you of your cumulative investments for the current calendar year. These statements are your continuing record of the cost of your purchases and should be retained for income tax purposes. You may view your account activity or request a duplicate statement via Investor ServiceDirectSM or calling the toll-free number as set forth in the response to Question 4. A duplicate statement from a prior year will be provided to you for a fee of $20. Additionly, you will receive copies of First Midwest corporate communications distributed to all stockholders, including annual report, notices of stockholders' meeting and proxy statements.

Certificates for Shares Held Under the Plan

19. Will stock certificates be issued for shares of Common Stock purchased?

Normally, certificates for shares of Common Stock purchased under the Plan will not be issued to you. The number of shares credited to your account under the Plan will be shown on your statement of account. This convenience to you protects against loss, theft or destruction of stock certificates. However, if you wish to obtain certificates for all or a portion of the shares credited to your account under the Plan, see Question 22.

Shares credited to your account under the Plan may not be pledged. If you wish to pledge the whole shares credited to your account, you must request that certificates for those shares be issued in your name.

20. In whose name will accounts be maintained and certificates registered when issued?

Accounts under the Plan are maintained by the Agent in the name in which your certificates were registered at the time you entered the Plan. Consequently, when issued, certificates for full shares will be registered in that account name.

Upon written request, certificates also may be registered and issued in names other than the account name subject to compliance with any applicable laws and the payment by the participant of any applicable taxes, provided that the request bears the signature of the participant and the signature is guaranteed by a member of the Medallion Stamp program.

Safekeeping Services

21. May a participant deposit certificates of First Midwest shares with the Agent?

As an additional service to Plan participants, you may deposit with the Agent, free of charge, any or all certificates representing shares of Common Stock held by you. Such certificates must be accompanied by a written request that the shares be added to your Plan account. Delivery of certificates for this service is at the risk if the shareholder and, for delivery by mail, insured registered mail with return receipt is recommended. The receipt of any shares delivered for safekeeping will be shown on your account statement. Dividends on shares of Common Stock deposited for safekeeping will be reinvested.

Withdrawal of Shares in Plan Accounts

22. How may a participant withdraw shares purchased under the Plan?

You may withdraw all or a portion of the shares credited to your account under the Plan by notifying the Agent to that effect and specifying the number of whole shares to be withdrawn. Your notice to withdraw may be communicated to the Agent by any of the methods as set forth in the response to Question 4. Certificates for whole shares of Common Stock so withdrawn will be registered in the name of and issued to the participant (see Question 20). Because First Midwest does not issue fractional shares, certificates for fractional shares will not be issued to you under any circumstances. Any notice of withdrawal received after a dividend record date will not be effective until dividends paid for such record date have been reinvested and the shares purchased have been credited to your Plan account. No dividends will be reinvested on shares withdrawn from your account unless you submit an Authorization Form relating to such shares.

Termination from Participation in the Plan

23. May a participant terminate participation from the Plan at any time?

The Plan is entirely voluntary and you may request to terminate participation from the Plan at any time. However, should you wish to simply change options under the Plan, or should you wish to receive certificates for all or a portion of whole shares held under the Plan, see the responses to Questions 8 and 22, respectively.

24. How does a participant terminate participation from the Plan?

In order to terminate your Plan participation, you must notify the Agent by any of the methods as set forth in the response to Question 4. Any notice of termination received after a dividend record date will not be effective until dividends paid for such record date have been reinvested and the shares purchased have been credited to your Plan account. Thereafter, all dividends will be paid in cash to you.

Any optional purchase payments sent to the Agent prior to the request to terminate will be invested in Common Stock unless the participant's termination letter expressly requests return of the optional purchase payments and such letter is received no later than two business days prior to the Cash Investment Date. The request to withdraw will then be processed as promptly as possible following such date.

25. What will participants receive when they terminate from participation in the Plan?

Upon termination of your participation in the Plan, unless you request that all of the shares held in your account be sold as described in the response to Question 26, or upon termination of the Plan by First Midwest, the Agent will issue a certificate for the full shares credited to your account and a cash payment will be made for any fractional shares.

26. May a participant request that shares held in his account be sold?

Yes, if you wish to sell all or a portion of the shares credited to your account, there are two options: (i) request the withdrawal of such shares in accordance with the procedures outlined in the response to Question 22 and arrange to sell the shares through a broker of your choice, or (ii) sell the shares directly through the Plan by notifying the Agent by any of the methods as set forth in the response to Question 4. Through the Plan, you may sell both the shares credited to your account and any shares which you deposited for safekeeping with the Agent as discussed in the response to Question 21.

If you request a sale, such sale will be made by the Agent as soon as practicable after your request is received. You will receive the sale proceeds, less (i) applicable trading fees (currently $.12 per share sold), (ii) handling fees (currently $10 per transaction) and (iii) any applicable stock transfer tax.

27. When may a stockholder rejoin the Plan?

Generally, an eligible stockholder may rejoin the Plan at any time. However, we reserve the right to reject any enrollment from a previous participant on grounds of excessive joining and termination. Such reservation is only intended to minimize administrative expense and to encourage use of the Plan as a long-term investment service.

28. What happens when a participant sells or transfers all of the shares registered in his or her name, other than shares under the Plan?

If you dispose of all shares registered in your name, other than shares under the Plan, the dividends on the shares credited to your account under the Plan will continue to be reinvested until the Agent is otherwise notified. However, if you have only a fractional share of stock credited to your account under the Plan on the record date for any cash dividend on the Common Stock, we reserve the right not to reinvest any additional dividends on such fractional share and pay you in cash for the fractional shares and any dividend thereon. The cash payment for the fractional share will be based upon the closing market price of the Common Stock as reported by the Nasdaq National Market for the business day prior to the date First Midwest elects to make such cash payment to you, less applicable sales fees as set forth in the response to Question 26.

29. What happens to a fractional share when a participant terminates from the Plan?

When you terminate from the Plan, a cash payment representing any fractional share will be mailed to you. The cash payment will be based upon the closing market price of the Common Stock as reported by the Nasdaq National Market for the business day prior to the date of processing of the termination by the Agent, less applicable sales fees as set forth in the response to Question 26.

Voting by Participants

30. How will a participant's shares held under the Plan be voted at meetings of stockholders?

You will receive a single proxy card covering both: (i) those shares of Common Stock credited to your account under the Plan, and (ii) those shares registered in your name that are not within the Plan. If the proxy card is returned properly signed and marked for voting, all of the shares will be voted as marked. The total number of full shares held may be voted in person at the stockholders' meeting in accordance with instructions contained in our Proxy Statement.

If a proxy card is returned properly signed but without indicating instructions as to the manner in which shares are to be voted with respect to any item, all of your shares will be voted (to the extent legally permissible) in accordance with the recommendations of our Board of Directors. This procedure is consistent with the actions taken with respect to stockholders who are not participating in the Plan and who return properly signed proxy cards and who do not provide voting instructions. If the proxy card is not returned, or if it is returned unsigned or improperly signed, none of your shares covered by such proxy card will be voted.

Tax Consequences of Participation

31. What amount of dividend income will participants in the Plan report on their Federal income tax returns?

You will, to the extent dividends are reinvested, be treated for Federal income tax purposes as having received, on the Dividend Payment Date, a dividend in an amount equal to the fair market value of the shares purchased with reinvested dividends. To the extent dividends are received in cash, such amount will be considered a dividend for Federal income tax purposes.

32. How will the participant's tax basis in shares purchased be determined?

A participant who is credited with shares through the dividend reinvestment feature of the Plan will have a basis in those shares equal to the amount of the dividend as determined in the response to Question 31 above. A participant in the optional purchases feature of the Plan will have a basis in those shares equal to the fair market value of the shares acquired on the Cash Investment Date or during the Cash Investment Period.

33. When does the holding period begin for shares credited to a participant in the Plan?

For shares credited to you through the dividend reinvestment feature of the Plan, the holding period will begin on the day following the date of distribution of the dividend. For shares credited to you through the optional purchase feature of the Plan, the holding period will begin on the day following the day such shares are purchased.

34. Will a participant realize any taxable income upon the receipt of stock certificates representing shares that were credited to the participant's account?

You will not realize any taxable income upon receipt of stock certificates representing shares credited to your account. This is true whether the certificates are received upon your request for withdrawal from the Plan or upon termination of the Plan.

35. Will a participant realize any taxable income as a result of First Midwest's payment of the shares Agent's fees for administering the Plan?

You will not realize any taxable income as a result of our payment of the Agent's fees for administering the Plan.

Backup Withholding

36. Will First Midwest withhold Federal income taxes if the participant fails to provide a social security or tax identification number?

Federal law requires that Federal income tax be withheld (commonly called "backup withholding") from dividends payable to you if you fail to provide the Agent with your social security or other tax identification number in the manner required by law or where the Internal Revenue Service notifies us that backup withholding is required from you. First Midwest cannot refund backup withholding. Participants subject to backup withholding should contact their tax advisors or the IRS for information.

To avoid backup withholding, you must provide the Agent with a completed copy of First Midwest's substitute Form W-9 containing your social security or other tax identification number. You may obtain a substitute Form W-9 by requesting one from the Agent. Any dividend paid to you subsequent to the receipt of the substitute Form W-9 will not be subject to backup withholding unless the IRS notifies us to the contrary.

Other Information

37. What happens if First Midwest declares a stock dividend or stock split?

Any shares of our Common Stock issued in connection with a stock split or dividend distributed by us will be credited to your account. As soon as practicable after the declaration of a stock dividend or stock split, a statement will be sent to you which will indicate the number of shares of Common Stock credited to your account under the Plan as a result of the stock dividend or stock split. You may receive a certificate for such shares (other than fractional shares) at any time by sending a request to the Agent.

38. May the Plan be changed or discontinued?

While First Midwest presently intends to continue the Plan indefinitely, we reserve the right to amend, suspend, modify or terminate the Plan at any time. Notice of any such amendment, suspension or modification will be sent to you. Should we decide to terminate the Plan, we will provide you with at least 30 days notice of such action. First Midwest reserves the right to impose a minimum number of shares required to participate in the Plan.

39. What is the responsibility of First Midwest and the Agent under the Plan?

First Midwest and its Agent administering the Plan will not be liable for any act done in good faith or for any omission to act in good faith, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon a participant's death prior to receipt of notice in writing of such death.

You should recognize that neither First Midwest nor the Agent can assure you of a profit, or protect against a loss, on the shares purchased under the Plan. An investment in the our Common Stock is, as are all equity investments, subject to market fluctuations.

40. Who interprets and regulates the Plan?

First Midwest reserves the sole right to interpret and regulate the Plan as may be necessary or desirable in connection with the operation of the Plan. The Plan will be governed by the laws of the state of Delaware.

Common Stock

Holders of First Midwest's Common Stock are entitled to share, on a pro-rata basis, in dividends payable in cash, stock or other property, where as and if declared by its Board of Directors. In the event of any liquidation, dissolution or winding-up, the holders of the Common Stock are entitled to receive, on a share for share basis, any assets or funds of First Midwest, which are distributable to its holders of Common Stock upon such events. Holders of the Common Stock are entitled to one vote for each share held on all matters voted by stockholders. Holders of Common Stock are not entitled to preemptive rights or to cumulative voting rights. The shares of Common Stock issued or to be issued upon receipt of payment by us in accordance with the terms set forth in the Plan will be validly issued, fully paid and non-assessable.

On February 5, 1989, First Midwest's Board of Directors adopted a Rights Agreement, and pursuant thereto, declared a distribution of one Right for each outstanding share of its Common Stock held of record on March 1, 1989, and each share issued thereafter. On November 15, 1995, the Board of Directors adopted an Amended and Restated Rights Agreement. Each Right entitles the registered holder to purchase from First Midwest one one-hundredth of a share of participating preferred stock for the Exercise Price ($100), subject to adjustment. The Rights are exercisable only upon occurrence of certain defined events, including, but not limited to, the acquisition by any person of 10% or more of its Common Stock. The Rights may be redeemed by the Board of Directors at a redemption price of $0.01 per Right at those times specified in the Amended and Restated Rights Agreement. The Rights expire on November 15, 2005. As a result of the Rights distribution, 600,000 of the 1,000,000 shares of our authorized preferred stock have been reserved for issuance as Series A Preferred Stock.

Common Stock Price and Dividends

As of August 17, 2001, the closing price of First Midwest Common Stock by the Nasdaq National Market was $33.95. Our Common Stock is traded on the Nasdaq National Market under the symbol of "FMBI". Quotations can be found within the Nasdaq National Market listings that appear in most daily newspapers. We have paid quarterly dividends without interruption since inception on April 1, 1983.

General

First Midwest's Restated Certificate of Incorporation and By-laws, pursuant to Section 145 of the Delaware General Corporation Law, authorize (and, under some circumstances, require) indemnification of directors and officers of First Midwest and certain others against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Act"). In addition, First Midwest is required to provide indemnification against certain liabilities by the terms of certain Indemnity Agreements which have been entered into by First Midwest with its directors and certain of its officers. Insofar as indemnification for liabilities arising under the Act may be permitted to directors and officers of First Midwest, it has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.